June 3, 2008	Paul Bork Boston Office 617.832.1113 pbork@foleyhoag.com
Via Edgar

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549
Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “New Registration Statement”). The New Registration Statement covers the resale by the selling stockholders identified therein of shares of the Company’s common stock, par value $.00001 per share (the “Common Stock”) issuable upon exercise of three-year common stock purchase warrants (the “Warrants”) issued in connection with a private placement closed in 2005 (the “2005 Private Placement”).

The New Registration Statement registers an aggregate of 6,888,413 shares of Common Stock issuable upon exercise of the Company’s outstanding Warrants (the “Warrant Shares”). When originally issued, the total number of shares of Common Stock issuable upon exercise of the Warrants was 2,000,000 (at an exercise price of $2.25 per share). However, as a result of subsequent sales of equity securities by the Company (most recently in April 2008) the aggregate number of shares of Common Stock issuable upon exercise has increased to 6,888,413 and the exercise price has decreased to $0.65 per share. None of the Warrants have been exercised and all expire on August 9, 2008.

In accordance with registration rights granted to investors in the 2005 Private Placement, the Company filed a Registration Statement on Form SB-2 (Reg. No. 333-129744) on November 16, 2005 (the “Original Registration Statement”) registering, among other shares of Common Stock, all the shares of Common Stock issued in the 2005 Private Placement and 2,727,200 Warrant Shares. The Original Registration Statement was declared effective on December 15, 2005.

Securities and Exchange Commission
June 3, 2008

In March 2006, the Company completed a second private placement of 11,164,073 shares of its Common Stock and warrants to purchase 10,456,927 shares of Common Stock (the “2006 Private Placement”). In accordance with the registration rights granted to investors in the 2006 Private Placement, the Company filed a Registration Statement on Form SB-2 (Reg. No. 333-133043) on April 6, 2006 registering for resale by the investors the shares of Common Stock and shares of Common Stock issuable upon exercise of warrants that were issued in the 2006 Private Placement (the “Second Registration Statement”). On November 17, 2006 the Company filed Post-Effective Amendment No. 1 to the Second Registration Statement which was a combined registration statement which also constituted Post-Effective Amendment No. 2 to the Original Registration Statement. The aggregate number of shares of Common Stock covered by the Second Registration Statement as a result of the combined registration was 34,285,449, including the 2,727,200 Warrant Shares issued in the 2005 Private Placement. Post-Effective Amendment No. 1 to the Second Registration Statement was declared effective on November 21, 2006.

The Company’s obligation to maintain an effective registration statement as to the shares of Common Stock purchased in and/or issuable upon exercise of the warrants issued in the 2006 Private Placement expired in March 2008. Similarly, the Company’s obligation to maintain an effective registration statement as to the shares of common stock issued in the 2005 Private Placement expired in August 2007. As a result of the expiration of these obligations, the Company filed on May 22, 2008, another post-effective amendment to the Second Registration Statement to deregister all such shares that were registered pursuant to the Second Registration Statement but not sold theretofore.

The Company also deregistered the 2,727,200 Warrant Shares included in the Second Registration Statement since it could not, in a post-effective amendment, increase the number of shares of common stock being registered as necessitated by the increase in the number of Warrant Shares issuable upon exercise of the Warrants. However, the Company remains obligated to keep the Warrant Shares registered until all the Warrant Shares have been sold or may be sold without volume restrictions under Rule 144. This obligation is the reason for the filing of the New Registration Statement.

Securities and Exchange Commission
June 3, 2008

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Amanda Vendig at (617) 832-3091.

Sincerely,

/s/ Paul Bork
Paul Bork
PB
Enclosures

cc:	Mr. Harry Palmin
Ms. Amanda Vendig